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                                                                    EXHIBIT 21.1

                         SUBSIDIARIES OF BANCTENN CORP.


         1. BANK OF TENNESSEE. Registrant is the sole shareholder of Bank of Tennessee, a state bank chartered under the laws of the State of Tennessee.

         2. PARAGON COMMERCIAL BANK. Registrant owns 19.11% of the outstanding stock of Paragon Commercial Bank ("Paragon"), a banking corporation organized under the laws of the State of North Carolina. Two of registrant's directors are also members of the Paragon Board of Directors. Registrant's affiliates, and their related interests, own, in the aggregate, an additional 10.51% which, for regulatory purposes, is considered to be aggregated with Registrant's ownership position. The effect of these fact and circumstances is that Paragon is treated as a subsidiary of registrant for regulatory financial purposes. Accordingly, registrant takes into account, for its financial reporting purposes, its direct proportionate share of Paragon's income and losses.